UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2023	Commission File Number: 001-15160

Brookfield Corporation
(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Corporation and Brookfield Capital Finance LLC on Forms F-10 and F-3 (File Nos. 333-267243 and 333-267244).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Indenture among Brookfield Capital Finance LLC, Brookfield Corporation, Computershare Trust Company of Canada and Computershare Trust Company, N.A., dated June 14, 2023
99.2	First Supplemental Indenture among Brookfield Capital Finance LLC, Brookfield Corporation, Computershare Trust Company of Canada and Computershare Trust Company, N.A., dated June 14, 2023
99.3	Opinion of Torys LLP, dated June 14, 2023
99.4	Consent of Goodmans LLP, dated June 14, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: June 14, 2023	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal & Regulatory